July 25, 2019

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561
Attention: Sondra Snyder and Jennifer Thompson

Re:	Worldpay, Inc. Form 10-K for the Fiscal Year Ended December 31, 2018 Response dated June 28, 2019

Dear Ms. Snyder and Ms. Thompson:

Worldpay, Inc., (“Worldpay,” “we” or the “Company”), is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 18, 2019, with respect to Worldpay’s Form 10-K filed with the Commission on February 26, 2019 for the fiscal year ended December 31, 2018 (SEC File No. 1-35462) (the “Form 10-K”).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Adjustments, page 38

1.
We note from your response to comment 2 that your non-GAAP adjustment captioned “Intangible Amortization Expense” also includes a non-GAAP adjustment for depreciation expense related to acquired software. If you present this metric in future filings, please revise both the caption for this adjustment and your narrative description of the nature of expenses included in this adjustment to transparently convey that it relates to the amortization and depreciation of acquired intangible assets and acquired software.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings, the Company will revise its current non-GAAP caption “Intangible Amortization Expense” and revise its narrative description of the nature of expenses included in this adjustment to address the inclusion of the depreciation of acquired software.
******

Sondra Snyder and Jennifer Thompson
Securities and Exchange Commission
July 25, 2019

Should you have any questions, please contact the undersigned at (513) 900-5401.
Sincerely yours,

/s/ Christopher Thompson
Christopher Thompson
SVP, Controller and Chief Accounting Officer

cc:	Jared M. Warner, Esq., General Counsel, Worldpay, Inc.
Stephanie L. Ferris, Chief Financial Officer, Worldpay, Inc.